[redacted]

14048635

SECURITIE

SEC MAIL RECEIVED FEB 28 2014 WASH. D.C. 192

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 067132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PG Boole, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 North Main Street
(No. and Street)

Sherborn (City) MA (State) 01770 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Wachman LLP
(Name – *if individual, state last, first, middle name*)

760 Washington Street (Address) Holliston (City) MA (State) 01746 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

3/21/14

OATH OR AFFIRMATION

I, Philip G. Boole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PG Boole LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

TARA MCGRATH
Notary Public
Massachusetts
Commission Expires Aug 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P G Boole, LLC

Annual Audited Report
Form X-17A-5 Part III

December 31, 2013

P G Boole, LLC
Index to Financial Statements
December 31, 2013

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
P G Boole, LLC
Sherborn, Massachusetts

Report on Financial Statements

We have audited the accompanying statement of financial condition of P G Boole, LLC as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Managements Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P G Boole, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

P G Boole LLC
Sherborn,Massachusetts

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I , II and III are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I , II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I , II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2014

P G Boole, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$ 16,846
Other assets	1,148
Total Assets	$ 17,994

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 6,815
Loan payable to member	377
Total liabilities	7,192
Member's Equity	10,802
Total Liabilities and Member's Equity	$ 17,994

The accompanying notes and independent auditors'are an integral part of these financial statements.

P G Boole, LLC
Statement of Operations
Year Ended December 31, 2013

Revenues	
Interest and dividends	$ 11
Expenses	
General and administrative	24,633
Occupancy	6,273
	30,906
Net Loss	$ (30,895)

The accompanying notes and independent auditors'are an integral part of these financial statements.

P G Boole, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2013

Balance at Beginning of Year	$ 11,697
Net Loss	(30,895)
Member Contributions	30,000
Balance at End of Year	$ 10,802

The accompanying notes and independent auditors'are an integral part of these financial statements.

P G Boole, LLC

Statement of Cash Flows

Year Ended December 31, 2013

Cash Flows from Operating Activities	
Net Loss	$ (30,895)
Depreciation	207
	(30,688)
Change in operating assets and liabilities:	
Other assets	(7)
Accounts payable and accrued expenses	2,465
Cash used by operating activities	(28,230)
Cash Flows from Financing Activities	
Member contributions	30,000
Cash provided by financing activities	30,000
Net Increase in Cash	1,770
Cash at Beginning of Year	15,076
Cash at End of Year	$ 16,846

Note 1 - Nature of Business

P G Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States. The Company is organized in Massachusetts as a Limited Liability Company (LLC).

The Member (principal) of the Company chose to discontinue the Company's relationship with its anchor client. Currently the Company is inactive. The Company is dependent on its owner to maintain its minimum net capital. The owner intends to contribute capital as necessary to maintain required net capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than when paid.

Equipment

Equipment is stated at cost. Depreciation is provided using the straight line method over the estimated useful life of the equipment of 5 years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Equipment

Cost	$ 2,151
Accumulated Depreciation	2,151
Net	$ -

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital pursuant to rule 15c3-1 of $9,654 which was $4,654 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital is .75 to 1.

Note 5 - Income Taxes

The Company is a single member limited liability company taxed as a individual in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company.

The Company has no material uncertain tax positions to be accounted for in the financial statements.

Note 6 - Commitments and Contingencies

The Company contracted for accounting and regulatory compliance services. The contract is for a one year period ending December 31, 2013 and requires various monthly and quarterly payments. Expenses for the year ended December 31, 2013 were $11,305.

Note 7 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2014, the date the financial statements were available to be issued.

Note 8 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Sherborn, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

P G Boole, LLC
Schedule I
December 31, 2013

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital	$ 10,802
Deductions for Nonallowable Assets	
Other assets	1,148
Net capital before haircuts	9,654
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)	
Stocks and money market accounts	-
Net Capital	$ 9,654

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 479
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 4,654
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 3,654

P G Boole, LLC
Schedule I (Continued)
December 31, 2013

Computation of Aggregate Indebtedness

Total Liabilities	$ 7,192
Subordinated debt	-
Total Aggregate Indebtedness	$ 7,192
Percentage of Aggregate Indebtedness to Net Capital	74.50

Reconciliation of Net Capital

Net Capital reported on Part IIA Focus Report	$ 9,654
Net Capital per audited financial statements	$ 9,654

There is no material difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of December 31, 2013.

P G Boole, LLC

Schedule II - Information Relating to Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2013

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

P G Boole, LLC
Schedule III - Report on Material Inadequacies
Year Ended December 31, 2013

Report on Material Inadequacies

We have audited the financial statements of P G Boole, LLC for the year ended December 31, 2013. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2014

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.millerwachman.com

760 Washington Street
Holliston, MA 01746
Tel (508) 429-2395
Fax (508) 429-8797
email: holliston@millerwachman.com

Offices in:
Boston and Worcester

To the Member of
P G Boole, LLC
Sherborn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of P G Boole, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Member of P G Boole, LLC, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2014